UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The J. Jill Group 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

THE J. JILL GROUP 401(K) PLAN
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The J. Jill Group 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of The J. Jill Group 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 29, 2010

THE J. JILL GROUP 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash	$119	$101

Participant-directed investments — at fair value	10,564,716	16,740,253

Due from broker for investments sold	—	6,347

Total assets	10,564,835	16,746,701

LIABILITIES:
Payable to broker for investments purchased	119	6,447
Accrued administrative expenses	537	1,699
Excess contributions payable	26,400	96,918

Total liabilities	27,056	105,064

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	10,537,779	16,641,637
Adjustment from fair value to contract value for interest in fully benefit-responsive stable value fund	19,502	119,034

NET ASSETS AVAILABLE FOR BENEFITS	$10,557,281	$16,760,671

See notes to financial statements.

THE J. JILL GROUP 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTRIBUTIONS:
Employer	$99,674
Employee	1,099,314
Rollover	2,104

Total contributions	1,201,092

INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	3,695,651
Dividend and interest income	212,554

Total investment activity	3,908,205

DEDUCTIONS:
Benefit payments	(11,239,539)
Administrative expenses	(73,148)

Total deductions	(11,312,687)

NET DECREASE	(6,203,390)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,760,671

End of year	$10,557,281

See notes to financial statements.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
1. DESCRIPTION OF THE PLAN
The following description of The J. Jill Group 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan agreement or summary plan description for more complete information.
General — The Plan is a defined contribution 401(k) plan that was originally established by The J. Jill Group, Inc. effective January 1, 1994. The Plan was amended and restated effective as of January 1, 2009. As a result of a corporate restructuring, the Plan is currently sponsored and administered by The Talbots Group, Limited Partnership (“TGLP”) for the benefit of eligible employees of J. Jill, LLC (“J. Jill”), TGLP and The Talbots, Inc. (“Talbots”). TGLP and J. Jill are wholly-owned subsidiaries of Talbots. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) (formerly known as Wachovia Bank, N.A.) was the trustee and recordkeeper of the Plan for 2009 and 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On June 8, 2009, Talbots signed a definitive agreement to sell certain assets of its J. Jill business to Jill Acquisition LLC (the “Purchaser”), an affiliate of Golden Gate Capital, a San Francisco-based private equity investment firm (the “Transaction”). The closing of the Transaction occurred on July 2, 2009. Upon the closing of the Transaction, certain participants associated with the J. Jill brand business ceased employment with J. Jill, TGLP, or Talbots (the “J. Jill Transaction participants”). The participants of the Plan can be characterized into three groups: (1) the J. Jill Transaction participants; (2) the participants who were employees of J. Jill, TGLP or Talbots whose termination of employment was not in connection with the Transaction; and (3) the participants who are current employees of TLGP or Talbots (the “Talbots participants”).
It is expected that at a future date not yet determined, the Plan will be merged with and into The Talbots, Inc. Retirement Savings Voluntary Plan.
Eligibility — Prior to the closing of the Transaction, all employees of J. Jill, TGLP and Talbots working for the J. Jill brand business were eligible to participate in the Plan upon reaching age 18, unless the employee was a leased employee, or an employee not classified as a part-time employee who worked less than 500 hours during a plan year, beginning on the first day of employment.
Employee Contributions — Prior to the closing of the Transaction, all participants could contribute in whole percentages up to 60% of their eligible compensation as defined, subject to certain limitations. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who were age 50 and older were permitted to make additional catch-up contributions. Effective with the closing of the Transaction, employee contributions were no longer permitted to be made into the Plan.
Employer Contributions — Prior to February 20, 2009, matching contributions were made at the company’s discretion, calculated and recorded as of the last day of a payroll period. Participants were eligible to receive matching contributions following the completion of one year of service. The company matching contribution for each payroll period during the year ended December 31, 2008 and through February 20, 2009 for the year ended December 31, 2009 was 50% of the participant contribution up to 6% of the participant’s eligible compensation. Effective February 20, 2009, TGLP discontinued company matching contributions to the Plan for the remainder of 2009. Effective with the closing of the Transaction, employer contributions were no longer permitted to be made to the Plan.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover contributions, any company discretionary matching contributions and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals or distributions. The participant is entitled to a benefit equal to his or her vested account balance.
Vesting — All participant contributions are 100% vested. Participants employed on or before December 31, 2007 were at all times 100% vested in company matching contributions. For employees hired on or after January 1, 2008, company matching contributions vested 20% after each year of service according to a five-year vesting schedule. Effective with the closing of the Transaction, it was deemed that a partial plan termination had occurred. As a result, and in accordance with Internal Revenue Service (“IRS”) and ERISA guidelines, all participants who were involuntarily terminated during 2009 became fully vested in their company matching contributions.
Forfeitures — Forfeitures generated from non-vested company matching contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain period after termination, second applied against administrative expenses, and third to reduce company matching contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $6,251 and $19,167, respectively. These accounts will be applied against Plan administrative expenses. During the year ended December 31, 2009, forfeitures of $8,000 were used to pay administrative expenses. TGLP elected not to reduce the amount of company contributions with forfeitures in 2009.
Investment Options and Investments — Participants direct the investment of their contributions and company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2009, the Plan offered more than twenty diversified investments in mutual funds, one common/collective trust – stable value fund and a commingled pooled fund (the PIMCO Total Return Fund) as investment options for participants. Prior to June 25, 2009, participants could direct new contributions or allocate a portion of their account balance to the Talbots Company Stock Fund. Effective August 10, 2009, the Talbots Company Stock Fund under the Plan was liquidated and amounts were transferred to an age appropriate Fidelity Freedom Fund.
Benefit Arrangements — Prior to termination from employment, a participant may elect to (i) withdraw his or her rollover contributions at any time, (ii) withdraw his or her vested account balance upon attainment of age 59-1/2, or (iii) to request a hardship withdrawal. With regard to hardship withdrawals, upon approval by the Plan Administrator, Talbots Participants may withdraw from their employee pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. The minimum dollar amount for a hardship withdrawal is $500, and the number of hardship withdrawals allowed per year is unlimited. The foregoing in-service withdrawal provisions are only applicable to Talbots participants.
The Plan also provides that a participant may elect to receive his or her vested account balance following termination of employment. Distributions will be made in a lump sum provided that no payment may be made without the participant’s consent if such payment would be in excess of certain amounts designated in the Plan document. Effective with the closing of the Transaction, all J. Jill Transaction participants were considered terminated participants and could take a distribution from the Plan at any time following the Transaction.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
Participant Loans — Prior to termination from employment, a participant may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. A participant can only have one outstanding loan at a time. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2009, interest rates on outstanding loans ranged from 4.00% to 9.5%. Principal and interest was paid ratably through payroll deductions. Currently, only Talbots participants may request a loan from the Plan. In accordance with the terms of the Transaction, J. Jill participants could elect to rollover their outstanding loans to a qualified plan maintained by the Purchaser. Any loans that were not rolled over were deemed to be a taxable distribution to the participant.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures made in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.
Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares in these funds held by the Plan at year-end. Investments in the pooled commingled fund are stated at fair value based on the fair value of the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the NAV of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balance which approximates fair value.
In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.
Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the company at its sole

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
discretion. Management fees and expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.
Contributions — Participants’ contributions were recorded as of the last day of a payroll period. Rollover contributions were recorded when submitted to the recordkeeper. Company matching contributions were recorded as of the last day of a payroll period.
Benefit Payments — Benefit payments to participants are recorded when paid.
Recently Adopted Accounting Pronouncements — In May 2009, the FASB issued a standard regarding accounting for subsequent events. This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This standard is effective for interim periods ending after June 15, 2009. In February 2010, the FASB issued an accounting standards update regarding accounting for subsequent events, which eliminated the requirement to disclose the date through which subsequent events have been evaluated in the financial statements. The accounting standards update was effective upon its final issuance. The adoption of the standard and the accounting standards update did not affect the statements of net assets available for benefits or the statement of changes of net assets available for benefits.
In April 2009, the FASB issued guidance on fair value measurements which expanded disclosures and required debt and equity securities disclosed in the fair value hierarchy table be separated on the basis of the nature and risks of the investments. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (see Note 3).
In September 2009, the FASB issued guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). This guidance expands the required disclosures for certain investments with a reported NAV and is effective for the first reporting period ending after December 15, 2009. The guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The guidance requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investee. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (see Note 11). The effect of the adoption of this guidance had no impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
New Accounting Standards to Be Adopted — In January 2010, the FASB issued guidance on fair value measurements adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this guidance will have on the financial statements.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
3.	FAIR VALUE MEASUREMENT
The Plan classifies its investments into one of three levels based on the inputs used in the valuation. These levels include:
•	Level 1 –which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2 –which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 –which refers to securities valued based on significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

The table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$7,622,604	$—	$—	$7,622,604
International equity	1,016,995	—	—	1,016,995
Balanced funds	289,439	—	—	289,439
Other	128,851	—	—	128,851

Total mutual funds				9,057,889
Pooled commingled fund	—	806,659	—	806,659
Common/collective trust — stable value fund	—	—	595,576	595,576
Participant loans	—	—	104,592	104,592

Total investment assets at fair value	$9,057,889	$806,659	$700,168	$10,564,716

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,793,040	$—	$—	$12,793,040
Pooled commingled fund	—	1,623,804	—	1,623,804
Common stock pooled fund — Talbots Company Stock Fund	11,116	—	—	11,116
Pooled fund — common/collective trust	—		1,526,771	1,526,771
Participant loans	—	—	785,522	785,522

Total investment assets at fair value	$12,804,156	$1,623,804	$2,312,293	$16,740,253

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

		Common/	Pooled Fund -
	Participant	Collective	Common/Collective
	Loans	Trust	Trust	Total
Beginning balance	$785,522	$—	$1,526,771	$2,312,293
Purchases, sales, issuances and settlements, net	(680,930)	576,074	(1,527,469)	(1,632,325)
Realized gains, net	—	10,538	698	11,236
Unrealized gains, net	—	8,964	—	8,964

Ending balance	$104,592	$595,576	$—	$700,168

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. INVESTMENTS
The following investments represented five percent or more of the Plan’s net assets available for benefits at fair value at December 31, 2009 and 2008:

	2009	2008
Fidelity Equity-Income Fund	$624,688	*
Fidelity Freedom 2020	719,997	1,305,893
Fidelity Freedom 2030	937,567	1,273,568
Fidelity Spartan US Equity Index	2,322,900	3,159,124
Fidelity Value Fund	801,886	915,228
Janus Overseas Fund	906,891	**
Perkins Overseas Fund	**	850,637
Royce Low-Priced Stock Fund	921,144	1,102,760
PIMCO Total Return Fund (1)	806,659	1,623,804
RVST Income Fund II	595,576	**
J Jill Managed Income Fund (2)	**	1,526,771

*	The Fund did not represent more than five percent of the net assets for the respective plan year.

**	The Plan did not invest in the fund as of December 31st of the respective plan year.

(1)	Pooled commingled fund

(2)	Pooled common/collective trust fund

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds:
Equity	$2,657,909
International equity	680,726
Balanced funds	96,581
Other	29,517

Total mutual funds	3,464,733
Pooled commingled fund	189,067
Common stock pooled fund — Talbots Company Stock Fund *	21,651
Common/collective trust — stable value fund	19,502
Pooled fund — common/collective trust	698

Net appreciation in fair value of investments	$3,695,651

*	Represents a party-in-interest to the Plan.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Participant loans and investments in the Talbots Company Stock Fund (“Stock Fund”) are considered to be party-in-interest transactions. At December 31, 2008, the Stock Fund held 4,764 shares of The Talbots, Inc. common stock, with a fair value of $11,386. Participants direct their investment allocation and could elect to allocate up to 50% of their contributions in the Stock Fund. On June 24, 2009, the Talbots, Inc. Benefit Plans Administrative Committee voted to discontinue new contributions into the Stock Fund effective June 25, 2009 and to approve the liquidation of the Stock Fund. On August 10, 2009 the Stock Fund was liquidated and participant balances were transferred to the age appropriate Fidelity Freedom funds for participants still maintaining a balance in the Stock Fund. Talbots provided 30-days written notice prior to this transaction allowing participants to transfer their Stock Fund balances to the investment option of their choice. As such, no participants continued to hold investments in the Stock Fund as of December 31, 2009. In February 2009, Talbots Board of Directors approved an indefinite suspension of cash dividends paid with respect to Talbots common stock. Accordingly, no dividend income was recorded during the year ended December 31, 2009.
Fees paid by the Plan to Wells Fargo for management services were included as a reduction of the return earned for each fund. Fees paid by the Plan to Wells Fargo for recordkeeping services were $14,696 for the year ended December 31, 2009.
6.	PLAN TERMINATION
TGLP has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

On July 2, 2009, Talbots completed the sale of certain assets of its J. Jill business to the Purchaser. As a result of the Transaction, the Plan administrator determined that a partial plan termination had occurred and all participants who were involuntarily terminated during 2009 became 100% vested in their account balances.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
7.	FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by Wells Fargo. Wells Fargo received an opinion letter from the IRS dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS; however, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
8.	EXCESS CONTRIBUTIONS PAYABLE
The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $26,400 and $96,918 in 2009 and 2008, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.
9.	STABLE VALUE FUND
The RVST Income Fund II – stable value fund (the “Fund”) is a collective trust fund sponsored by the RiverSource Trust. The beneficial interest of each participant is represented by units. The net asset value of the Fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. All earnings and gains and losses of the Fund are reflected in the computation of the daily unit value and are realized by the participant upon withdrawal from the Fund. No distributions of income and gains and losses are made to participants.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
•	Complete or partial termination of the Plan or its merger with another plan.
Events That Impact the Fund — Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the Fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company, the trustee and recordkeeper for the Fund, to terminate or partially terminate the contract at market value.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and investments per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$10,557,281	$16,760,671
Cumulative deemed loans (principal) on the Form 5500	(190)	(190)

Net assets available for benefits per the Form 5500	$10,557,091	$16,760,481

THE J. JILL GROUP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

	2009	2008
Investments per the financial statements	$10,564,716	$16,740,253
Adjustment from fair value to contract value	19,502	119,034
Cumulative deemed loans (principal) on the Form 5500	(190)	(190)

Investments per the Form 5500	$10,584,028	$16,859,097

11.	NET ASSET VALUE PER SHARE
In accordance with GAAP, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period
RVST Income Fund II (a)	$595,576	$—	Daily	None	None
PIMCO Total Return Fund (b)	806,659	—	Immediate	None	None

Total	$1,402,235	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	The RVST Income Fund II is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I seeks to invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The Plan invests in investment contracts through the RVST Income Fund II, a common/collective trust.

(b)	The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.
*****

SUPPLEMENTAL SCHEDULE

The J. Jill Group 401(k) Plan
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	***	value
	Alger Small Mid-cap Growth Fund I	Mutual Fund		$451,933
	American EuroPacific Growth Fund	Mutual Fund		44,655
	American Balanced Fund	Mutual Fund		70,963
	Brandywine Blue Fund	Mutual Fund		52,481
	Columbia Smallcap Value Fund	Mutual Fund		2,641
	Davis New York Venture Fund	Mutual Fund		13,029
	Fidelity Equity-Income Fund	Mutual Fund		624,688
	Fidelity Freedom 2000	Mutual Fund		40,451
	Fidelity Freedom 2005	Mutual Fund		5,468
	Fidelity Freedom 2010	Mutual Fund		158,129
	Fidelity Freedom 2015	Mutual Fund		87,794
	Fidelity Freedom 2020	Mutual Fund		719,997
	Fidelity Freedom 2025	Mutual Fund		35,518
	Fidelity Freedom 2030	Mutual Fund		937,567
	Fidelity Freedom 2035	Mutual Fund		130,682
	Fidelity Freedom 2040	Mutual Fund		236,307
	Fidelity Freedom 2045	Mutual Fund		16,843
	Fidelity Freedom 2050	Mutual Fund		36,224
	Fidelity Freedom Income Fund	Mutual Fund		88,401
	Fidelity Growth Company Fund	Mutual Fund		285,848
	Fidelity Spartan US Equity Index	Mutual Fund		2,322,900
	Fidelity Value Fund	Mutual Fund		801,886
	Janus Overseas Fund	Mutual Fund		906,891
	Lazard Emerging Markets Fund	Mutual Fund		65,449
	Royce Low-Priced Stock Fund	Mutual Fund		921,144
**	PIMCO Total Return Fund (Admin)	Pooled Commingled Fund		806,659
	PIMCO Total Return Fund	Mutual Fund		—
	RVST Income Fund II	Common/Collective Trust - Stable Value Fund		595,576
*	Participant Loans	Participant Loans (maturing March 2010 - August 2013 at interest rates of 4.00% to 9.50%)		104,592

	TOTAL INVESTMENTS AT FAIR VALUE			10,564,716
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			19,502

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			$10,584,218

*	A party-in-interest as defined by ERISA.

**	Fund is not a direct filing entity; therefore the underlying investment has been included.

***	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE J. JILL GROUP 401(K) PLAN
Date: June 29, 2010	By:	/s/ Ruthanne Russell
Ruthanne Russell
Senior Vice President, Human Resources The Talbots, Inc. Benefits Plans Administrative Committee Member

	By:	/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer, Chief Financial Officer and Treasurer